FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       ☒         Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐        No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

NBG Group

Interim Financial Statements

30 September 2016

November 2016

Statement of Financial Position

as at 30 September 2016

		Group
€ million	Note	30.09.2016	31.12.2015
ASSETS
Cash and balances with central banks		1,998	2,208
Due from banks		2,881	2,799
Financial assets at fair value through profit or loss		2,596	2,486
Derivative financial instruments		5,239	3,895
Loans and advances to customers	7	44,322	45,375
Investment securities		14,079	16,117
Investment property		870	869
Equity method investments		18	16
Goodwill, software and other intangible assets		140	147
Property and equipment		1,306	1,325
Deferred tax assets		5,081	5,096
Insurance related assets and receivables		525	601
Current income tax advance		594	579
Other assets		1,890	1,952
Non-current assets held for sale	8	203	27,767
Total assets		81,742	111,232

LIABILITIES
Due to banks	9	17,799	25,166
Derivative financial instruments		6,261	4,638
Due to customers	10	42,567	42,959
Debt securities in issue		1,388	1,106
Other borrowed funds		129	146
Insurance related reserves and liabilities		2,175	2,226
Deferred tax liabilities		5	9
Retirement benefit obligations		270	273
Current income tax liabilities		10	10
Other liabilities		1,320	1,232
Liabilities associated with non-current assets held for sale	8	11	23,643
Total liabilities		71,935	101,408

SHAREHOLDERS’ EQUITY
Share capital	13	2,744	2,744
Share premium account	13	13,866	13,866
Less: treasury shares	13	—	(1)
Reserves and retained earnings		(9,540)	(6,577)
Amounts recognised directly in equity relating to non-current assets held for sale		—	(2,962)
Contingent convertible securities		2,029	2,029
Equity attributable to NBG shareholders		9,099	9,099

Non-controlling interests		708	725
Total equity		9,807	9,824

Total equity and liabilities		81,742	111,232

Athens, 23 November 2016

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 32 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2016

		Group
		9 month period ended
€ million	Note	30.09.2016	30.09.2015

Continuing Operations
Interest and similar income		1,739	1,979
Interest expense and similar charges		(293)	(550)
Net interest income		1,446	1,429

Fee and commission income		260	257
Fee and commission expense		(89)	(185)
Net fee and commission income		171	72

Earned premia net of reinsurance		355	347
Net claims incurred		(303)	(263)
Earned premia net of claims and commissions		52	84

Net trading income / (loss) and results from investment securities		(45)	(190)
Net other income / (expense)		(19)	(30)
Total income		1,605	1,365

Personnel expenses		(593)	(599)
General, administrative and other operating expenses		(265)	(278)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(88)	(90)
Credit provisions and other impairment charges	4	(613)	(3,158)
Share of profit / (loss) of equity method investments		3	3
Profit / (loss) before tax		49	(2,757)

Tax benefit / (expense)	5	(23)	1,052
Profit / (loss) for the period from continuing operations		26	(1,705)

Discontinued Operations
Profit / (loss) for the period from discontinued operations		(2,957)	(443)

Profit / (loss) for the period		(2,931)	(2,148)

Attributable to:
Non-controlling interests		28	27
NBG equity shareholders		(2,959)	(2,175)

Earnings / (losses) per share - Basic from continuing operations	6	€(0.00)	€(7.36)
Earnings / (losses) per share - Diluted from continuing operations	6	€(0.00)	€(7.36)
Earnings / (losses) per share - Basic from continuing and discontinued operations	6	€(0.32)	€(9.24)
Earnings / (losses) per share - Diluted from continuing and discontinued operations	6	€(0.32)	€(9.24)

Athens, 23 November 2016

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 32 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2016

		Group
		9 month period ended
€ million	Note	30.09.2016	30.09.2015

Profit / (loss) for the period		(2,931)	(2,148)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		57	(120)
Currency translation differences, net of tax		2,583	(817)
Cash flow hedge, net of tax		(20)	42
Net investment hedge, net of tax		338	—
Total of items that may be reclassified subsequently to profit or loss		2,958	(895)

Other comprehensive income / (expense) for the period, net of tax	14	2,958	(895)

Total comprehensive income / (expense) for the period		27	(3,043)

Attributable to:
Non-controlling interests		26	26
NBG equity shareholders		1	(3,069)

Athens, 23 November 2016

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 32 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2016

	Group
	3 month period ended
€ million	30.09.2016	30.09.2015

Interest and similar income	572	654
Interest expense and similar charges	(87)	(184)
Net interest income	485	470

Fee and commission income	87	80
Fee and commission expense	(20)	(67)
Net fee and commission income	67	13

Earned premia net of reinsurance	132	103
Net claims incurred	(120)	(81)
Earned premia net of claims and commissions	12	22

Net trading income / (loss) and results from investment securities	(13)	(155)
Net other income / (expense)	—	(32)
Total income	551	318

Personnel expenses	(201)	(198)
General, administrative and other operating expenses	(89)	(97)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(28)	(31)
Credit provisions and other impairment charges	(203)	(306)
Share of profit / (loss) of equity method investments	1	—
Profit / (loss) before tax	31	(314)

Tax benefit / (expense)	(8)	517
Profit / (loss) for the period from continuing operations	23	203

Discontinued operations
Profit / (loss) for the period from discontinued operations	—	(593)
Profit / (loss) for the period	23	(390)

Attributable to:
Non-controlling interests	7	12
NBG equity shareholders	16	(402)

Earnings / (losses) per share - Basic from continuing operations	€0.00	€0.81
Earnings / (losses) per share - Diluted from continuing operations	€0.00	€0.02
Earnings / (losses) per share - Basic from continuing and discontinued operations	€0.00	€(1.71)
Earnings / (losses) per share - Diluted from continuing and discontinued operations	€0.00	€(1.71)

Athens, 23 November 2016

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 32 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 30 September 2016

		Group
		3 month period ended
€ million	Note	30.09.2016	30.09.2015

Profit/(loss) for the period		23	(390)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		38	4
Currency translation differences, net of tax		(19)	(567)
Cash flow hedge, net of tax		—	4
Total of items that may be reclassified subsequent to profit or loss		19	(559)

Other comprehensive income/(expense) for the period, net of tax		19	(559)

Total comprehensive income/(expense) for the period		42	(949)

Attributable to:
Non-controlling interests		7	(4)
NBG equity shareholders		35	(945)

Athens, 23 November 2016

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

PANAYOTIS-ARISTIDIS (TAKIS) A. THOMOPOULOS	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 10 to 32 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 30 September 2016

	Attributable to equity holders of the parent company													Non- controlling
	Share capital		Share premium			Contingent	Available- for-sale	Currency	Net	Cash	Defined	Other reserves &		Interests &
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	Convertible Securities	securities reserve	translation reserve	investment hedge	flow hedge	benefit plans	Retained earnings	Total	Preferred securities	Total
Balance at 1 January 2015	1,060	1,354	13,866	194	—	—	12	(1,975)	(457)	(18)	(189)	(4,235)	9,612	854	10,466
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	(120)	(788)	—	42	—	(28)	(894)	(1)	(895)
Profit / (loss) for the period	—	—	—	—	—	—	—	—	—	—	—	(2,175)	(2,175)	27	(2,148)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	(120)	(788)	—	42	—	(2,203)	(3,069)	26	(3,043)
Repurchase of preference shares	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	1	1	1	2
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	(74)	(74)
Balance at 30 September 2015	1,060	1,354	13,866	194	—	—	(108)	(2,763)	(457)	24	(189)	(6,437)	6,544	806	7,350
Movements to 31 December 2015	1,684	(1,354)	—	(194)	(1)	2,029	119	241	—	(4)	25	10	2,555	(81)	2,474
Balance at 31 December 2015 and at 1 January 2016	2,744	—	13,866	—	(1)	2,029	11	(2,522)	(457)	20	(164)	(6,427)	9,099	725	9,824
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—		57	2,434	338	(20)	—	151	2,960	(2)	2,958
Profit / (loss) for the period	—	—	—	—	—		—	—	—	—	—	(2,959)	(2,959)	28	(2,931)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—		57	2,434	338	(20)	—	(2,808)	1	26	27
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)	(8)	(10)
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	(35)	(35)
Transfer to retained earnings	—	—	—	—	—	—	—	—	—	—	20	(20)	—	—	—
(Purchases)/ disposals of treasury shares	—	—	—	—	1	—	—	—	—	—	—	—	1	—	1
Balance at 30 September 2016	2,744	—	13,866	—	—	2,029	68	(88)	(119)	—	(144)	(9,257)	9,099	708	9,807

The notes on pages 10 to 32 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 September 2016

	Group
	9-month period ended
€ million	30.09.2016	30.09.2015
Cash flows from operating activities
Profit / (loss) before tax	(2,885)	(3,161)
Adjustments for:
Non-cash items included in income statement and other adjustments:	3,939	4,265

Depreciation and amortisation on property & equipment, intangibles and investment property	120	147
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(30)	(15)
Credit provisions and other impairment charges	719	4,132
Provision for employee benefits	17	20
Share of (profit) / loss of equity method investments	(1)	(3)
Dividend income from investment securities	(4)	(3)
Net (gain) / loss on disposal of property & equipment and investment property	(3)	(69)
Net (gain) / loss on disposal of investment securities	(64)	5
Net (gain) / loss on disposal of subsidiaries	3,069	—
Accrued interest from financing activities and results from repurchase of debt securities in issue	55	129
Valuation adjustment on instruments designated at fair value through profit or loss	23	(81)
Other non-cash operating items	38	3

Net (increase) / decrease in operating assets:	(922)	(302)
Mandatory reserve deposits with Central Bank	(596)	(164)
Due from banks	(255)	302
Financial assets at fair value through profit or loss	(297)	(654)
Derivative financial instruments assets	(443)	(595)
Loans and advances to customers	646	921
Other assets	23	(112)

Net increase / (decrease) in operating liabilities:	(6,705)	(1,572)
Due to banks	(7,210)	7,560
Due to customers	188	(9,157)
Derivative financial instruments liabilities	415	324
Retirement benefit obligations	(20)	(22)
Insurance related reserves and liabilities	(50)	53
Income taxes paid	(53)	(200)
Other liabilities	25	(130)
Net cash from / (for) operating activities	(6,573)	(770)

Cash flows from investing activities
Disposals of subsidiaries, net of cash disposed	3,012	—
Disposal of equity method investments	1	(1)
Dividends received from investment securities & equity method investments	4	8
Purchase of property & equipment, intangible assets and investment property	(108)	(209)
Proceeds from disposal of property & equipment and investment property	12	98
Purchase of investment securities	(3,227)	(2,493)
Proceeds from redemption and sale of investment securities	4,876	2,995
Net cash (used in) / provided by investing activities	4,570	398

Cash flows from financing activities
Proceeds from debt securities in issue and other borrowed funds	1,494	1,856
Repayments of debt securities in issue, other borrowed funds and preferred securities	(1,157)	(1,920)
Acquisition of additional shareholding in subsidiaries	—	1
Proceeds from disposal of treasury shares	26	60
Repurchase of treasury shares	(26)	(60)
Dividends paid to non-controlling interests	(35)	(74)
Share capital issue costs	(30)	—
Net cash from/ (for) financing activities	272	(137)
Effect of foreign exchange rate changes on cash and cash equivalents	(36)	(103)
Net increase / (decrease) in cash and cash equivalents	(1,767)	(612)
Cash and cash equivalents at beginning of period	4,192	4,449
Cash and cash equivalents at end of period	2,425	3,837

The notes on pages 10 to 32 form an integral part of these financial statements

Notes to the Financial Statements

Group

NOTE 1:                     General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880. The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Register number G.E.MH. 237901000), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 176 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members (1), (2), (3):

The Non-Executive Chairman of the Board of Directors
Panayotis-Aristidis (Takis) A. Thomopoulos

The Independent Non-Executive Vice-Chairman of the Board of Directors
Petros K. Sabatacakis

Executive Members
The Chief Executive Officer
Leonidas E. Fragkiadakis

The Deputy Chief Executive Officers
Dimitrios G. Dimopoulos
Paul K. Mylonas

Non-Executive Members
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative
Spyridon L. Lorentziadis

Independent Non-Executive Members (4)
Charalampos A. Makkas (5)
Marianne T. Økland (6)
Arthur Michael Royal Ross Innes Aynsley (7)
Claude Edgar L.G.Piret

Hellenic Financial Stability Fund representative
Panagiotis Leftheris (8)

(1) As of 9 November 2016, the Board of Directors of the Bank convened and resolved by absolute majority upon its reconstitution into a body as presented above.

(2) At the meeting of the Board of Directors held on 2 November 2016, the Chair of the Board of NBG Mrs. Loukia-Tarsitsa P. Katseli, as well as the independent non-executive members Mr. Dimitrios N. Afendoulis and Mr. Spyridon J. Theodoropoulos submitted their resignation. By decision of the Bank’s Board of Directors during its session taking place on 2 November 2016, the Board elected Mr. Panayotis — Aristidis (Takis) A. Thomopoulos, Mr. Claude Edgar L.G. Piret and Mr. Spyros L. Lorentziadis as non-executive Board members, in replacement of the members who submitted their resignation.

(3) As of 22 July 2016, the Bank is no longer subject to the provisions of Law 3723/2008, thus Aggeliki J. Skandaliari ceased to represent the Hellenic Republic on the BoD of the Bank.

(4) On 26 January 2016, Andreas C. Boumis resigned from his position as an independent non executive member of the Bank’s Board of Directors.

(5) On 19 July 2016, Charalampos A. Makkas resigned from his position as a Hellenic Financial Stability Fund representative on the BoD of the Bank. On 28 July 2016, Charalampos A. Makkas was elected as a new non-executive member.

(6) On 29 June 2016, Marianne T. Økland was elected as a new independent, non-executive member.

(7) On 26 May 2016, Arthur Michael Royal Ross Innes Aynsley was elected as a new independent, non-executive member.

(8) On 19 July 2016, Panagiotis Leftheris was appointed as the new Hellenic Financial Stability Fund representative on the BoD of the Bank.

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2018.

These interim financial statements have been approved for issue by the Bank’s Board of Directors on 23 November 2016.

Notes to the Financial Statements

Group

NOTE 2:                     Summary of significant accounting policies

2.1                     Basis of preparation

The condensed interim consolidated financial statements as at and for the 9 month period ended 30 September 2016 (the “interim financial statements”) have been prepared in accordance with International Accounting Standards 34 “Interim Financial Reporting”. These interim financial statements include selected explanatory notes and do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated financial statements as at and for the year ended 31 December 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The interim financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

2.2                     Going concern

Liquidity

Total Eurosystem funding was significantly reduced as of 30 September 2016 to €12.6 billion (31 December 2015: €24.0 billion), of which €7.4 billion from ECB (31 December 2015: €12.5 billion) and €5.2 billion from ELA (31 December 2015: €11.5 billion). Furthermore, as of 30 September 2016 the Bank entered into new repurchase transactions with financial institutions of €4.0 billion, while the Bank’s ELA liquidity buffer stood at €8.8 billion (cash value). As of 18 November 2016, Eurosystem funding decreased further to €11.3 billion, while ELA decreased to €4.5 billion and the liquidity buffer amounted to €10.1 billion (cash value).

Macroeconomic developments

In 2016, economic activity in Greece continues to be affected by the downside pressures on growth from the GDP contraction in the second half of 2015 and the additional fiscal drag from the implementation of new fiscal measures to support the achievement of a targeted primary surplus in Government budget. However, latest GDP trends bode well for an annual GDP outcome in 2016 better than official estimates of -0.3%. The flash estimate of quarterly national accounts figures recorded a strong expansion in real GDP in the third quarter of 2016 (+1.5% year-over-year and +0.5% on a seasonally adjusted, quarterly basis), which combined with the moderate GDP contraction in the first semester of 2016 (-0.7% year-over-year) indicate that GDP remained stable, on an annual basis, in the nine months of 2016 compared with the previous year. Fiscal trends are also supportive of the achievement of annual targets, with the primary surplus in State Budget showing a notable improvement of about 1% of GDP, on an annual basis, in the ten months of 2016. On the same note, the economy is expected to return in strong positive growth in 2017 according to the latest estimates of the European Commission and the International Monetary Fund (the “IMF”) (+2.7% and 2.8% respectively).

On 25 May 2016 the Eurogroup welcomed the staff-level agreement between Greece and the IMF, the European Central Bank (“ECB”), the European Union (“EU”) and the European Stability Mechanism (“ESM”) (collectively, the “Institutions”), in line with the Eurogroup statement adopted on 9 May 2016, in particular as regard the adoption of permanent structural measures, including revenue measures and the contingency fiscal mechanism. Accordingly, following the full implementation of all prior actions, the ESM governing bodies endorsed the supplemental Memorandum of Understanding(1) (“MoU”) and approved the disbursement of the second tranche of the ESM program. The second tranche under the ESM program amounting to €10.3 billion has been disbursed to Greece in several installments, starting with a first disbursement on 21 June 2016 (€7.5 billion) to cover debt servicing needs and to allow a clearance of an initial part of arrears as a means to support the real economy. On 10 October 2016, Eurogroup approved the second disbursement of €1.1 billion for debt servicing needs and on 24 October 2016 Euro Working Group gave its positive consent for payment of the remaining €1.7 billion following clearance of net arrears by the Greek Government. Accordingly, on 25 October 2016, ESM approved the payment of the disbursements of €2.8 billion in total.

Furthermore, against the background of the successful completion of the first review in the context of a staff level agreement, the Eurogroup of 25 May 2016 had agreed on a package of debt measures which are planned to be phased in progressively, as necessary to meet the agreed benchmark on gross financing needs and will be subject to the pre-defined conditionality of the ESM program. These measures are split into short, medium and long term. The short-term measures are planned to be implemented after the completion of all actions underlying the first review and the confirmation of significant progress in concluding the second review, up to the end of the program in 2018 and include the smoothening of the European Financial Stability Facility (“EFSF”) repayment profile and the reduction of interest rate risks. Accordingly, on 7 November 2016, the Eurogroup recommended for a timely completion of the second review and the Eurogroup’s President expressed his wiliness to include in the agenda of the following meeting of 5 December 2016 the discussion on the

(1)  Means the memorandum signed on 19 August, 2015 between the ESM, on behalf of the European Commission, the Hellenic Republic and the Bank of Greece.

Notes to the Financial Statements

Group

potential implementation of debt relief measures for the short term along with an evaluation of the progress in implementing the reforms of the second review.

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 30 September 2016 was 21.9% (see Note 16) and pro forma for the disposal of Astir Palace completed on 27 October 2016 as well as CoCos repayment CET1 ratio is 16.9%, which is expected to increase further upon completion of the commitments included in NBG’s Restucturing Plan.

Going concern conclusion

Management concluded that the Bank is a going concern after considering (a) its current access to the Eurosystem facilities, (b) the completion of the first review of the new program agreed in 2015 and the approval for the disbursement of the second tranche, (c) the Bank’s and the Group’s CET1 ratio of 30 September 2016 and (d) the expected positive impact on the Bank’s and the Group’s CET1 ratio from the remaining commitments included in the Restructuring Plan.

2.3                     Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards effective from 1 January 2016

IFRS 11 (Amendments) Accounting for Acquisitions of Interests in Joint Operations (effective for annual periods beginning on or after 1 January 2016, as endorsed by the EU). The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 36 Impairment of Assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation. A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations. There was no impact from the amendment of IFRS 11 in the interim financial statements of the Group.

• IAS 1 (Amendments) Disclosure initiative (effective for annual periods beginning on or after 1 January 2016, as endorsed by the EU). The amendments to IAS 1 clarify that information should not be obscured by aggregating or by providing immaterial information, materiality considerations apply to all parts of the financial statements. An entity need not provide a specific disclosure provided by an IFRS if the information resulting from that disclosure is not material. In the statement of comprehensive income, the amendments require separate disclosures for the share of other comprehensive income of associates and joint ventures accounted for using the equity method based on whether or not it will be reclassified subsequently to profit or loss. There was no impact from the amendment of IAS 1 in the interim financial statements of the Group.

• Annual Improvements to IFRSs 2010-2012 Cycle (effective for annual periods beginning on or after 1 February 2015, as endorsed by the EU). The amendments impact the following standards:

IFRS 2 Share-based Payment - Amend the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition” which were previously included within the definition of “vesting condition”. Specifically,

•                  For “market condition”, the amendment indicates that is a performance condition that relates to the market price or value of the entity’s equity instruments or the equity instruments of another entity in the same group. A market condition requires the counterparty to complete a specified period of service.

•                  For “performance condition”, the amendment specifies that the period over which the performance target is achieved should not extend beyond the service period and that it is defined by reference to the entity’s own operations or activities of another entity in the same group.

IFRS 3 Business Combinations — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value should be recognized in profit or loss.

IFRS 8 Operating Segments — Require disclosure of the judgments made by management in applying the aggregation criteria to operating segments, including a brief description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have similar economic characteristics. Clarify that reconciliations of the total of the reportable segments’ assets to the entity’s assets are only required if the segments’ assets are regularly reported to the chief operating decision maker.

IFRS 13 Fair Value Measurement — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis, if the effect of discounting is not material (amends basis for conclusions only).

IAS 24 Related Party Disclosures — Clarify that a management entity providing key management personnel services to a reporting entity or to the parent of the reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services.

There was no impact from the Annual Improvements to IFRSs 2010-2012 Cycle in the interim financial statements of the Group.

• IAS 27 (Amendment) Equity Method in Separate Financial Statements (effective for annual periods beginning on or after 1 January 2016, as endorsed by the EU). The amendment allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The Bank does not have the intention to apply this amendment.

• Annual Improvements to IFRSs 2012-2014 Cycle (effective for annual periods beginning on or after 1 January 2016, as endorsed by the EU). The amendments impact the following standards:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations - The amendment clarifies that, when an asset (or

Notes to the Financial Statements

Group

disposal group) is reclassified from “held for sale” to “held for distribution to owners”, or vice versa, this does not constitute a change to a plan of sale or distribution, and does not have to be accounted for as such. This means that the asset (or disposal group) does not need to be reinstated in the financial statements as if it had never been classified as “held for sale” or “held for distribution to owners” simply because the manner of disposal has changed. The amendment also rectifies an omission in the standard by explaining that the guidance on changes in a plan of sale should be applied to an asset (or disposal group) which ceases to be held for distribution but is not reclassified as ‘held for sale’.

IFRS 7 Financial Instruments: Disclosures - There are two amendments to IFRS 7.

(1) Servicing contracts

If an entity transfers a financial asset to a third party under conditions which allow the transferor to derecognise the asset, IFRS 7 requires disclosure of all types of continuing involvement that the entity might still have in the transferred assets. IFRS 7 provides guidance on what is meant by continuing involvement in this context. The amendment adds specific guidance to help management determine whether the terms of an arrangement to service a financial asset which has been transferred constitute continuing involvement. The amendment is prospective with an option to apply retrospectively.

(2) Interim financial statements

The amendment clarifies that the additional disclosure required by the amendments to IFRS 7, ‘Disclosure — Offsetting financial assets and financial liabilities’ is not specifically required for all interim periods, unless required by IAS 34. The amendment is retrospective.

IAS 19 Employee Benefits - The amendment clarifies that, when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important, and not the country where they arise. The assessment of whether there is a deep market in high-quality corporate bonds is based on corporate bonds in that currency, not corporate bonds in a particular country. Similarly, where there is no deep market in high-quality corporate bonds in that currency, government bonds in the relevant currency should be used. The amendment is retrospective but limited to the beginning of the earliest period presented.

IAS 34 Interim Financial Reporting — The amendment clarifies the meaning of elsewhere in the interim financial report and requires cross reference.

There was no impact from the Annual Improvements to IFRSs 2012-2014 Cycle in the interim financial statements of the Group.

• IAS 16 and IAS 38 (Amendments) Clarification of Acceptable Methods of Depreciation and Amortisation (effective for annual periods beginning on or after 1 January 2016, as endorsed by the EU). The amendment clarifies that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property plant and equipment. The amendment introduce a rebuttable presumption that an amortisation method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The Group has adopted the straight line depreciation method both for property plant and equipment and for intangible assets as it considers that this method adequately reflects the consumption of the economic benefits of the assets.

• IAS 19 (Amendments) Defined Benefit Plans: Employee Contributions (effective for annual periods beginning on or after 1 February 2015, as endorsed by the EU). Amends the requirements in IAS 19 “Employee Benefits” for contributions from employees or third parties that are linked to service. If the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service. If the amount of the contributions is dependent on the number of years of service, an entity is required to attribute those contributions to periods of service using the same attribution method required by paragraph 70 of IAS 19 for the gross benefit (i.e. either using the plan’s contribution formula or on a straight-line basis). There was no impact from the amendment of IAS 19 in the interim financial statements of the Group.

2.4                     Critical judgments and estimates

In preparing these interim financial statements, the significant estimates, judgments and assumptions made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty were similar to those applied to the annual consolidated financial statements as at and for the year ended 31 December 2015.

NOTE 3:                     Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small-sized companies (companies with annual turnover of up to €2.5 million except for exposures transferred to the Special Assets Unit (“SAU”). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Notes to the Financial Statements

Group

Special Assets Unit (SAU)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1 para 2 of Greek Law 4224/2013, the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and an associate in Turkey which was disposed of on 15 June 2016.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, included a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. As of 31 December 2015, Finansbank was classified as Held for Sale and Discontinued Operations and on 15 June 2016 the disposal of Finansbank was completed (see Note 8).

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

Breakdown by business segment

9 month period ended

30.09.2016	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	400	422	96	132	36	247	—	113	1,446
Net fee and commission income	65	63	4	(37)	3	69	—	4	171
Other	9	(29)	(10)	(42)	49	42	—	(31)	(12)
Total income	474	456	90	53	88	358	—	86	1,605
Direct costs	(319)	(30)	(8)	(30)	(54)	(189)	—	(22)	(652)
Allocated costs and provisions(1)	(350)	(239)	(72)	(17)	(11)	(76)	—	(142)	(907)
Share of profit of equity method investments	—	—	—	1	1	1	—	—	3
Profit / (loss) before tax	(195)	187	10	7	24	94	—	(78)	49
Tax benefit / (expense)									(23)
Profit for the period from continuing operations									26
Non-controlling interests									(28)
Profit/(loss) for the period from discontinued operations							(2,957)		(2,957)
Profit/ (loss) attributable to NBG equity shareholders									(2,959)

Segment assets as at 30 September 2016
Segment assets	19,340	11,207	1,857	12,002	2,747	9,684		19,027	75,864
Deferred tax assets and Current income tax advance									5,675
Non-current assets held for sale									203
Total assets									81,742

Segment liabilities as at 30 September 2016
Segment liabilities	34,133	109	71	17,769	2,209	7,149		10,469	71,909
Current income and deferred tax liabilities									15
Liabilities associated with non-current assets held for sale									11
Total liabilities									71,935

Segment assets as at 31 December 2015
Segment assets	19,972	11,684	1,824	13,000	2,756	9,557	—	18,997	77,790
Deferred tax assets and Current income tax advance									5,675
Non-current assets held for sale									27,767
Total assets									111,232

Segment liabilities as at 31 December 2015
Segment liabilities	35,240	120	79	24,925	2,259	6,963	—	8,160	77,746
Current income and deferred tax liabilities									19
Liabilities associated with non-current assets held for sale									23,643
Total liabilities									101,408

Notes to the Financial Statements

Group

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

Breakdown by business segment

9 month period ended 30 September 2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	392	451	135	61	34	249	—	107	1,429
Net fee and commission income	56	63	4	(130)	4	72	—	3	72
Other	5	(13)	(9)	(247)	85	8	—	35	(136)
Total income	453	501	130	(316)	123	329	—	145	1,365
Direct costs	(327)	(36)	(7)	(35)	(60)	(189)	—	(25)	(679)
Allocated costs and provisions(1)	(1,522)	(892)	(632)	(32)	(10)	(90)	—	(268)	(3,446)
Share of profit of equity method investments	—	—	—	2	1	1	—	(1)	3
Profit / (loss) before tax	(1,396)	(427)	(509)	(381)	54	51	—	(149)	(2,757)
Tax benefit / (expense)									1,052
Loss for the period from continuing operations									(1,705)
Non controlling interests									(27)
Profit for the period from dicontinued operations							(443)		(443)

Loss attributable to NBG equity shareholders									(2,175)

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets.

NOTE 4:                     Credit provisions and other impairment charges

	Group
Continuing Operations	30.09.2016	30.09.2015
a. Impairment charge for credit losses
Loans and advances to customers	548	2,936
	548	2,936
b. Impairment charge for securities
AFS and loans-and-receivables debt securities	—	12
Equity securities	8	10
	8	22
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	7	57
Impairment of goodwill / Investment in subsidiaries and equity method investments	—	—
Legal and other provisions	50	143
	57	200

Total	613	3,158

Notes to the Financial Statements

Group

NOTE 5:           Tax benefit /(expense)

	Group
Continuing Operations	30.09.2016	30.09.2015

Current tax	(20)	(29)
Deferred tax	(3)	1,081
Tax benefit / (expense)	(23)	1,052

The nominal corporation tax rate for the Bank for 2016 and 2015 is 29%, following law 4334/16.7.2015, effective from 1 January 2015 onwards, by which the tax rate was increased from 26%.Following the recent tax law 4387/2016, the withholding tax on dividends distributed from 1 January 2017 onwards is increased from 10% to 15%.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Note 19.

NOTE 6:           Earnings / (losses) per share

	Group
	30.09.2016	30.09.2015

Profit/(loss) for the period attributable to NBG equity shareholders from continuing operations	(2)	(1,733)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing operations	(2)	(1,733)

Earnings/(losses) for the period from discontinued operations	(2,957)	(442)
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing and discontinued operations	(2,959)	(2,175)

Weighted average number of ordinary shares outstanding for basic EPS	9,146,216,362	235,511,770
Weighted average number of ordinary shares outstanding for diluted EPS	9,146,216,362	235,511,770

Earnings/(losses) per share - Basic from continuing operations	(0.00)	(7.36)
Earnings/(losses) per share - Diluted from continuing operations	(0.00)	(7.36)
Earnings/(losses) per share - Basic from continuing and discontinued operations	(0.32)	(9.24)
Earnings/(losses) per share - Diluted from continuing and discontinued operations	(0.32)	(9.24)

On 17 November 2015, the Extraordinary General Meeting of the Bank’s shareholders approved the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share. Therefore, the weighted average number of shares for the comparative period has been adjusted accordingly. Following the last share capital increase in 2015, 8,911,608,218 new shares were issued (see Note 38 of the 2015 Annual Financial Report).

On 9 December 2015, within the context of the 2015 Recapitalisation, the Bank issued Non-Cumulative Perpetual Contingent Convertible securities (“CoCos”). The Hellenic Financial Stability Fund (“HFSF”) subscribed these CoCos for the amount of €2,029 million in exchange for part of the debt securities issued by the ESM. The effect of CoCos in the EPS calculation for the current and the comparative period was antidilutive hence the weighted average number of ordinary shares outstanding for diluted EPS has not been adjusted.

NOTE 7:           Loans and advances to customers

	Group
	30.09.2016	31.12.2015
Mortgages	18,654	19,255
Consumer loans	5,391	5,598
Credit cards	1,293	1,409
Small business lending	3,994	4,195
Retail lending	29,332	30,457
Corporate and public sector lending	27,530	27,761
Total before allowance for impairment on loans and advances to customers	56,862	58,218
Less: Allowance for impairment on loans and advances to customers	(12,540)	(12,843)
Total	44,322	45,375

As at 30 September 2016, corporate and public sector lending for the Group includes a loan to the Greek state of €6,432 million (31 December 2015: €6,249 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Notes to the Financial Statements

Group

On 12 July 2016, the Special Purpose Entity SINEPIA Designated Activity Company (D.A.C.) was established in Ireland, for the purposes of SME loans securitization, in which the Bank has a beneficial interest. On 8 August 2016, SINEPIA D.A.C issued the following floating rate asset backed notes:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million €		Interest rate
SINEPIA D.A.C	Floating Rate Asset Backed Notes - Class A1	SME loans	8 August 2016	July 2035	150		Paid quarterly at a rate of three month Euribor plus 185 bps
SINEPIA D.A.C	Floating Rate Asset Backed Notes - Class A2	SME loans	8 August 2016	July 2035	35		Paid quarterly at a rate of three month Euribor plus 185 bps
SINEPIA D.A.C	Floating Rate Asset Backed Notes - Class A3	SME loans	8 August 2016	July 2035	50		Paid quarterly at a rate of three month Euribor plus 185 bps
SINEPIA D.A.C	Floating Rate Asset Backed Notes - Class A4	SME loans	8 August 2016	July 2035	89	(1)	Paid quarterly at a rate of three month Euribor plus 185 bps
SINEPIA D.A.C	Floating Rate Asset Backed Notes - Class M	SME loans	8 August 2016	July 2035	259	(1)	Paid quarterly at a rate of three month Euribor plus 300 bps
SINEPIA D.A.C	Asset Backed Floating Rate Notes- Class Z	SME loans	8 August 2016	July 2035	65	(1)	Paid quarterly at a rate of three month Euribor plus 500 bps

(1) The Bank retains the option to call the notes on any interest payment date after the fourth Interest Payment Date, or place them with investors.

A1, A2, A3 and A4 notes (Senior Notes), rated BB by S&P and B- by Fitch, were stressed and withstood investment grade scenarios, but were capped by the sovereign structured finance ceiling.

As of 30 September 2016, the securitized SME loans had a total value of €597 million.

Notes A1, A2 & A3 were placed with the European Investment Bank (“EIB”), the European Investment Fund (“EIF”) and the European Bank for Reconstruction and Development (“EBRD”), allowing the Bank to raise €235 million of medium term funding. Notes A4, M and Z have not been placed with investors, are held by the Bank and therefore are not presented within “Other borrowed funds”. Information regarding securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

NOTE 8:           Non-current assets held for sale and liabilities associated with non-current assets held for sale

Non-current assets held for sale at 30 September 2016 comprise, Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A. As at 31 December 2015, non-current assets held for sale also included the Private Equity Funds and Finansbank.

Finansbank

On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank’s Board of Directors approved the sale to Qatar National Bank (“QNB”) of NBG Group’s 99.81% stake in Finansbank A.S. together with NBG’s 29.87% direct stake in Finans Leasing. Furthermore, on 18 January 2016 the Extraordinary General Meeting of the Bank approved the transaction. The agreed consideration for the transaction amounts to €2,750 million. In addition, according to the agreement QNB would repay at the closing date the USD 910 million subordinated debt that NBG had extended to Finansbank. The disposal is consistent with the Group’s capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Restructuring Plan approved by DGComp on 4 December 2015.

Following the decision to dispose its entire stake in Finansbank, the Group, based on the agreed consideration, assessed for impairment the carrying amount of the CGU and concluded to recognize an impairment loss of €1,861 million during the period ended 31 December 2015 of which €1,082 million related to the goodwill recognized in the Group’s consolidated financial statements.

The disposal was completed on 15 June 2016 on which date control of Finansbank passed to QNB. Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 17.

NBGI Private Equity Funds

On 21 December 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships (“the Funds”) located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On 2 February 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management (“the Buyers”). The agreed consideration for the transaction amounts to €288 million. The disposal is consistent with the Group’s capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Restructuring Plan approved by DGComp on 4 December 2015. Closing of the transaction was expected within 2016, subject to the approval from the Financial Contact Authority, and antitrust and competition authorities. As a result, the investment in Funds qualified to be classified as a disposal group held for sale on 21 December 2015.

Notes to the Financial Statements

Group

Following the decision to dispose its entire stake to the Funds, the Group, based on the agreed consideration, assessed for impairment the carrying amount of the goodwill recognized in the Group’s consolidated financial statements and concluded to recognize an impairment loss of €106 million during the period ended 31 December 2015.

The disposal was completed on 30 September 2016 on which date control of the Funds passed to the Buyers. Details of the assets and liabilities disposed of, and the calculation of the profit or loss on disposal, are disclosed in Note 17.

Astir Palace Vouliagmenis S.A.

On 10 February 2014 JERMYN STREET REAL ESTATE FUND IV L.P. (“JERMYN”) was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A (the “Process”). Further to the transaction approval by the Council of Audit on 5 June 2014 the Sale and Purchase Agreement was executed on 17 September, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. (‘HRADF’) in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction was intended to close following the fulfillment of relevant conditions precedent. These included, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the “Plan”) in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor initiated consultations within the context of existing competitive process, applying the relevant provisions of the SPA. The relevant Consultation Period (as per the current SPA terms) began on 11 May 2015 and was extended to 31 December 2015 in agreement with the Preferred Investor. The consultations between the Parties resulted in an agreement which was included in an Addendum to the SPA dated 31 December 2015 by means of which the original plan is substituted by a new draft Special Public Real Estate Area Development Plan, which was approved by the Plenary Session of the Council of State by means of its decision no. 152/2016. Given that the delay was caused by events and circumstances beyond NBG’s control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as non — current assets held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, as the requirements and conditions specified by the Standard are met.

The disposal was completed on 27 October 2016 on which date control of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. passed to Apollo Investment Hold Co SARL. The consideration received amounted to €298.8 million and the gain amounted to €150 million.

Analysis of non-current assets held for sale and liabilities associated with non-current assets held for sale

	Group
	30.09.2016(1)	31.12.2015(2)
Cash and balances with central banks	—	3,147
Due from banks	—	206
Financial assets at fair value through profit or loss	—	26
Derivative financial instruments	—	1,723
Loans and advances to customers	—	18,719
Investment securities	—	2,947
Investment property	—	162
Equity method investments	—	46
Goodwill, software and other intangible assets	—	37
Property and equipment	186	296
Deferred tax assets	—	16
Current income tax advance	—	2
Other assets	17	440
Total non-current assets held for sale	203	27,767

LIABILITIES
Due to banks	—	2,933
Derivative financial instruments	—	768
Due to customers	—	14,731
Debt securities in issue	—	1,831
Other borrowed funds	—	1,861
Retirement benefit obligations	1	44
Current income tax liabilities	—	18
Other liabilities	10	1,457
Total liabilities associated with non-current assets held for sale	11	23,643

(1) Includes Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.

(2) Includes Finansbank, NBGI Private Equity Funds, Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A.

Notes to the Financial Statements

Group

The results of discontinued operations (Finansbank S.A.) included in the loss for the period are set out below. The comparative figures of the Income Statement have been re-presented due to the classification of Finansbank S.A. as discontinued operations in the 4th quarter of 2015.

	9 month period ended
€ million	30.09.2016	30.09.2015

Net interest income	465	837
Net fee and commission income	139	296
Other income	—	53
Total income	604	1,186
Total expenses	(424)	(1,590)
Profit/(loss) before tax	180	(404)

Tax benefit/(expense)	(23)	(39)
Profit/(loss) for the period from discontinued operations	157	(443)
Less: Loss on disposal (see Note 17)	(3,114)	—
Total profit/(loss) for the period from discontinued operations (attributable to NBG equity shareholders)	(2,957)	(443)

€ million	30.09.2016	30.09.2015

Cash Flows from discontinued operations

Net cash inflows/(outflows) from operating activities	272	(686)
Net cash inflows/(outflows) from investing activities	(396)	(73)
Net cash inflows/(outflows) from financing activities	112	922
Net Cash inflows /(outflows)	(12)	163

NOTE 9:           Due to banks

	Group
	30.09.2016	31.12.2015

Amounts due to ECB and Central Banks	12,601	24,039
Securities sold under agreements to repurchase	3,968	55
Other	1,230	1,072
Total	17,799	25,166

NOTE 10:         Due to customers

	Group
	30.09.2016	31.12.2015
Deposits:
Individuals	33,169	33,436
Corporate	6,114	6,139
Government and agencies	3,003	3,026
Other	281	358
Total	42,567	42,959

	Group
	30.09.2016	31.12.2015
Deposits:
Savings accounts	18,727	18,429
Current & Sight accounts	8,619	8,457
Time deposits	14,328	15,130
Other deposits	564	539
	42,238	42,555
Securities sold to customers under agreements to repurchase	48	46
Other	281	358
	329	404
Total	42,567	42,959

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 30 September 2016, these deposits amount to €408 million (2015: €2 million) for the Group.

Notes to the Financial Statements

Group

NOTE 11:                           Debt securities in issue and other borrowed funds

The major debt securities in issue and other borrowed funds raised from 1 January 2016 to 30 September 2016 are as follows:

Securitization of Loans

On 8 August 2016, the Group issued €235 million Asset Backed Floating Rate Notes due in July 2035. The Notes are split into €150 million class A1 notes, €35 million class A2 notes and €50 million class A3 notes, all with interest paid quarterly at a rate of three month Euribor plus a margin of 185 bps (see also Note 7)

The major debt securities in issue and other borrowed funds raised after 30 September 2016 are as follows:

1. On 5 October 2016, the Bank issued €1.5 billion Floating Rate Series 6 Covered Bonds due 2017 under the €10 billion Global Covered Bond Programme, all of which were retained by the Bank.

2. On 7 October 2016, €846 million Fixed Rate Series 3 Covered Bonds due 2016 under the €10 billion Global Covered Bond Programme were fully redeemed.

3. On 18 October 2016, €43 million out of the total €235 million senior notes held by EIB, EIF and EBRD, were repaid.

NOTE 12:                           Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of the pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, Income Statement and Cash Flow Statement. However, at 30 September 2016 the Group has provided for cases under litigation the amounts of €87 million (31 December 2015: €62 million).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate Statement of Financial Position of the Group. The Bank has been audited by the tax authorities up to and including the year 2015. Tax audit for the years 2009 and 2010 was finalized by the Greek Tax Authorities on 4 February 2015. According to the tax assessment notice received on 11 March 2015, an additional tax of €36 million was levied to the Bank. The Bank has appealed the decision. The tax audit certificates for the years 2011, 2012, 2013, 2014 and 2015 were unqualified and issued by the independent auditor, Deloitte Certified Public Accountants S.A., on 27 July 2012, 27 September 2013, 10 July 2014, 30 October 2015 and 30 September 2016 respectively in accordance with article 82 of law 2238/1994 and article 65A of law 4174/2013. Based on Ministerial Decision 1006/05.01.2016 there is no exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for previous years. For the subsidiaries and associates regarding unaudited tax years refer to Note 19.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Group
	30.09.2016	31.12.2015

Commitments to extend credit*	6	6
Standby letters of credit and financial guarantees written	3,236	3,257
Commercial letters of credit	245	224
Total	3,487	3,487

* Commitments to extend credit at 30 September 2016 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 30 September 2016 are €5,869 million (2015: €5,738 million).

Notes to the Financial Statements

Group

d. Assets pledged

	Group
	30.09.2016	31.12.2015
Assets pledged as collateral	21,373	30,918

As at 30 September 2016, the Group has pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €11,831 million;

•                  loans and advances to customers amounting to €8,975 million.

•                  covered bonds of a nominal value of €310 million backed with mortgage loans as total value of €567 million.

On 22 July 2016 the securities issued by NBG under Hellenic Republic guarantees (Pillar II), were cancelled, and on 30 June 2016 the notes under Pillar III were returned to Public Debt Management Agency (“PDMA”).

During the 9 month period ended 30 September 2016, the Group disposed of EFSF bonds of nominal amount €2,364 million realising a gain of €44 million.

In addition to the pledged items presented in the table above, as at 30 September 2016, the Group has pledged an amount of €322 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic, as well as Hellenic Republic Treasury bills of €338 million for trade finance purposes.

e. Operating lease commitments

	Group
	30.09.2016	31.12.2015

No later than 1 year	24	88
Later than 1 year and no later than 5 years	60	241
Later than 5 years	22	85
Total	106	414

NOTE 13:                           Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 30 September 2016 and 31 December 2015 was 9,147,151,527, with a nominal value of 0.30 Euro.

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 30 September 2016 are as follows:

	Group
	# of shares	Par value	Share capital	Share premium	Total

Ordinary shares	9,147,151,527	0.30	2,744	13,866	16,610
Total share capital			2,744	13,866	16,610

Treasury shares

As at 30 September 2016, the Bank possesses no treasury shares. At a Group level, the treasury shares transactions are conducted by NBG Securities S.A. As at 30 September 2016, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2015	1,076	—
Purchases	67,825,104	67
Sales	(65,824,717)	(66)
At 31 December 2015	2,001,463	1

Purchases	114,949,269	26
Sales	(115,676,465)	(27)
At 30 September 2016	1,274,267	—

Notes to the Financial Statements

Group

NOTE 14:                           Tax effects relating to other comprehensive income / (expense) for the period

Group

	9 month period ended			9 month period ended
	30.09.2016			30.09.2015
	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	99	(11)	88	(165)	24	(141)
Less: Reclassification adjustments included in the income statement	(11)	(1)	(12)	20	1	21
Gain reclassified to income statement on disposal of Finansbank	(13)	3	(10)	—	—	—
Gain reclassified to income statement on disposal of the Funds	(9)	—	(9)	—	—	—
Available-for-sale securities	66	(9)	57	(145)	25	(120)
Currency translation differences	(124)	—	(124)	(817)	—	(817)
Loss reclassified to income statement on disposal of Finansbank	2,742	—	2,742	—	—	—
Gain reclassified to income statement on disposal of the Funds	(35)	—	(35)	—	—	—
Currency translation differences	2,583	—	2,583	(817)	—	(817)
Cash flow hedge	(56)	11	(45)	53	(11)	42
Loss reclassified to income statement on disposal of Finansbank	31	(6)	25	—	—	—
Cash flow hedge	(25)	5	(20)	53	(11)	42
Loss reclassified to income statement on disposal of Finansbank	338	—	338	—	—	—
Net investment hedge	338	—	338	—	—	—
Total of items that may be reclassified subsequently to profit or loss	2,962	(4)	2,958	(909)	14	(895)
Items that not be reclassified subsequently to profit or loss:
Other comprehensive income / (expense) for the period	2,962	(4)	2,958	(909)	14	(895)

NOTE 15:                           Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 9-month period ended 30 September 2016 and 30 September 2015 and the significant balances outstanding at 30 September 2016 and 31 December 2015 are presented below.

a. Transactions with members of the Board of Directors and management

The Group entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features.

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 30 September 2016, loans, deposits/liabilities and letters of guarantee, at Group level, amounted to €95 million, €6 million and €3 million respectively (31 December 2015: €100 million, €25 million and €10 million respectively).

Total compensation to related parties amounted to €16 million of which €7 million from continuing operations (30 September 2015: €17 million of which €7 million from continuing operations) for the Group, mainly relating to short-term benefits.

b. Transactions with subsidiaries, associates and joint ventures

At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Notes to the Financial Statements

Group

	Group
	30.09.2016	31.12.2015

Assets	18	16
Liabilities	15	46
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2	2

	9 month period ended
	30.09.2016	30.09.2015

Interest, commission and other income	12	27
Interest, commission and other expense	4	6

c. Transactions with other related parties

The total receivables of the Group from the employee benefits related funds as at 30 September 2016 amounted to €694 million (31 December 2015: €781 million).

The total payables of the Group to the employee benefits related funds as at 30 September 2016, amounted to €143 million (31 December 2015: €149 million).

d. Hellenic Financial Stability Fund

Taking into consideration the HFSF Law, the Relationship Framework Agreement (“RFA”) between the Bank and the HFSF that was signed in December 2015, the fact that HFSF holds 40.4% of the Bank’s ordinary shares, of which 38.92% with full voting rights and that HFSF has representation in the Bank’s Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. Other than the ordinary shares and CoCos issued by the Bank and held by HFSF, no material transactions or balances exist with HFSF.

NOTE 16:                           Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Group to maintain minimum amounts and ratios, determined on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). Directive 2013/36/EU has been transposed into Greek Law by virtue of Greek Law 4261/5.5.2014 and Regulation (EU) No 575/2013 has been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019. CRD IV revised the definition of regulatory capital and its components at each level.

The capital adequacy ratios for the Group and the Bank, according to the CRD IV transitional provisions, are presented in the table below:

	Group
	30.09.2016	31.12.2015*

Common Equity Tier 1	21.9%	14.5%
Tier I	21.9%	14.5%
Total	22.0%	14.6%

* CET1 and Tier1 ratios differ by 0.1% from the corresponding ratios published in the 2015 Annual Financial Report due to the finalisation of the relevant calculations subsequent to its issuance.

Group CET1 ratio has significantly increased due to the release of Finansbank’s and NBGI Private Equity Funds’ Risk Weighted Assets, after the completion of the subsidiaries’ disposal on 15 June 2016 and 30 September 2016, respectively (See Note 18).

On 13 August 2016, the Bulgarian National Bank (BNB) announced the results of the Comprehensive Assessment of all the banks operating in Bulgaria, which consisted of an Asset Quality Review (AQR) and a Stress Test. As a result of the AQR exercise, the UBB’s CET1 ratio was adjusted by only 0.4%, from 26.1% to 25.7%, which is well above the minimum required of 4.5%. In the Stress Test that followed, the AQR adjusted CET1 ratio of 25.7% is projected to increase to 34.0% in the baseline scenario and to 25.8% in the adverse scenario in 2018.

DTC Law

Article 27A of Law 4172/2013, “DTC Law”), as currently in force, allows, under certain conditions, and from 2017 onwards Credit Institutions to convert Deferred Tax Assets (“DTAs”) arising from Private Sector Initiative (“PSI”) losses and accumulated provisions for credit losses recognised on 30 June 2015 to a receivable (Tax Credit) from the Greek State. The main condition is the existence of an accounting loss of a respective year, starting from accounting year 2016 and onwards. The Tax Credit is offsettable against income taxes payable. The non-offset part of the Tax Credit is immediately recognized as a receivable from the Greek State. The Bank will issue conversion rights for an amount of 100% of the Tax Credit in favour of the Greek State and create a specific reserve for an equal amount. Common shareholders have pre-emption rights on these rights. The reserve will be capitalised with the issuance of common

Notes to the Financial Statements

Group

shares in favour of the Greek State. This new legislation allows Credit Institutions to treat such DTAs as not “relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving their capital position.

On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved upon the inclusion of the Bank in the DTC Law. In order for the Bank to exit the provisions of the DTC Law it requires regulatory approval and a General Shareholders meeting resolution.

As of 30 September 2016, the amount of DTA that was eligible for conversion to a receivable from the Greek State subject to the DTC Law was €4.9 billion.

NOTE 17:                           Fair value of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s financial position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	30.09.2016	30.09.2016

Financial Assets
Loans and advances to customers	44,322	41,121
Held-to-maturity investment securities	289	374
Loans-and-receivables investment securities	10,891	10,366

Financial Liabilities
Due to customers	42,159	42,114
Debt securities in issue	514	514
Other borrowed funds	129	129

	Carrying amounts	Fair values
	31.12.2015	31.12.2015

Financial Assets
Loans and advances to customers	45,375	42,893
Held-to-maturity investment securities	233	318
Loans-and-receivables investment securities	13,250	12,901

Financial Liabilities
Due to customers	42,957	42,936
Debt securities in issue	280	280
Other borrowed funds	146	148

The following methods and assumptions were used to estimate the fair values of the above financial instruments 30 September 2016 and 31 December 2015:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity and credit quality debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

Notes to the Financial Statements

Group

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s statement of financial position at fair value by fair value measurement level at 30 September 2016 and 31 December 2015:

	Fair value measurement using
Financial instruments measured at fair value - Group				Total asset/ liability at
As at 30 September 2016	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	288	2,299	8	2,595
Derivative financial instruments	1	5,219	19	5,239
Available-for-sale investment securities	975	1,876	15	2,866
Insurance related assets and receivables	170	115	—	285
Total	1,434	9,509	42	10,985

Liabilities
Due to customers designated as at fair value through profit or loss	—	408	—	408
Derivative financial instruments	15	6,215	31	6,261
Debt securities in issue designated as at fair value through profit or loss	—	874	—	874
Total	15	7,497	31	7,543

	Fair value measurement using
As at 31 December 2015	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	163	2,310	13	2,486
Derivative financial instruments	1	3,883	11	3,895
Available-for-sale investment securities	946	1,608	48	2,602
Insurance related assets and receivables	205	102	—	307
Total	1,315	7,903	72	9,290

Liabilities
Due to customers designated as at fair value through profit or loss	—	2	—	2
Derivative financial instruments	1	4,633	4	4,638
Debt securities in issue designated as at fair value through profit or loss	—	826	—	826
Total	1	5,461	4	5,466

Non-current assets held for sale and liabilities associated with non-current assets held for sale

For 30 September 2016 there are no items measured at fair value, within assets and liabilities classified as held-for-sale in the Group’s Statement of Financial Position.

	Fair value measurement using
Held for Sale Operations - Financial instruments measured at fair value As at 31 December 2015	Level 1	Level 2	Level 3	Total asset/ liability at Fair value
Assets
Financial assets at fair value through profit or loss	25	1	—	26
Derivative financial instruments	—	1,723	—	1,723
Loans and advances to customers designated as at fair value through profit or loss	—	—	18	18
Available-for-sale investment securities	1,625	21	75	1,721
Total	1,650	1,745	93	3,488

Liabilities
Derivative financial instruments	—	768	—	768
Total	—	768	—	768

Notes to the Financial Statements

Group

Transfers from Level 1 to Level 2

A security at fair value through profit or loss, issued by ESM, for which the Group has determined that sufficient liquidity and trading existed as at 30 September 2016, has been reclassified from Level 2 to Level 1, according to the Group fair value hierarchy policy. The carrying amount of the investment security transferred as at 30 September 2016 was €24 million.

No transfers of financial instruments from Level 1 to Level 2 occurred in 2015.

Level 3 financial instruments

Level 3 financial instruments at 30 September 2016 and 31 December 2015 include:

a)             Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

b)             Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

c)              Available-for-sale non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally it includes, Private equity investments, included in assets-held-for sale, the prices of which are determined by the price of the most recent investment. Available-for-sale investments also include debt securities whose fair value is determined by the value of the underlying collateral. Furthermore, in 2015, investment securities — available for sale portfolio includes equity securities, the value of which has been based on the agreed buyout consideration and the proportion of the Group’s share, is based on the share of proceeds the acquired company had from the respective NBG Group entities.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 30 September 2016 and 31 December 2015, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the periods ended 30 September 2016 and 31 December 2015, transfers from Level 2 into Level 3 include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

Reconciliation of fair value measurements in Level 3 — Group

	2016
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities
Balance at 1 January	13	7	48
Gain / (losses) included in Income statement	(1)	(10)	34
Gain / (losses) included in OCI	—	—	(32)
Purchases	—	3	—
Sales	—	—	(35)
Settlements	(4)	(1)	—
Transfer into/ (out of) level 3	—	(11)	—
Balance at 30 September	8	(12)	15

	2015
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available- for-sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	15	27	50	11	42
Gain / (losses) included in Income statement	(1)	(12)	(3)	—	—
Gain / (losses) included in OCI	—	—	(1)	—	—
Purchases	—	1	—	—	—
Settlements	(1)	2	—	(11)	—
Transfer to non current assets held-for-sale	—	—	(29)	—	(42)
Transfer into/ (out of) level 3	—	(11)	31	—	—
Balance at 31 December	13	7	48	—	—

Notes to the Financial Statements

Group

Gains and losses included in the income statement have been reported in Net trading income / (loss) and results from investment securities except for bonds’ amortisation of premium / discount which amounts to NIL for both, the period ended 30 September 2016 and the year ended 31 December 2015.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments amount for the period ended 30 September 2016 for the Group Nil and €(9) million respectively (31 December 2015: €(1) million, €(3) million respectively).

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

Notes to the Financial Statements

Group

Quantitative Information about Level 3 Fair Value Measurements 30 September 2016

	Fair Value			Range of Inputs
Financial Instrument	(€ million)	Valuation Technique	Significant Unobservable Input	Low		High
Financial assets at fair value through profit or loss	8	Price Based	Price	101.18		101.18

Available-for-Sale investment securities	8	Price Based	Price	93.76		93.76
	5	Collateral Based	Factor of Collateral Realization	42%		65%
	2	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40

Interest Rate Derivatives	3	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	80bps		1,000	bps
	(3)	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (e.g. 2yr 10 yrs)	12.60%		99.30%
	3	Discounted Cash Flows	FX pair correlation	-50.00%		99.30%

Other Derivatives	(15)	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	299	bps	512	bps

Quantitative Information about Level 3 Fair Value Measurements  31 December 2015

	Fair Value			Range of Inputs
Financial Instrument	(€ million)	Valuation Technique	Significant Unobservable Input	Low		High
Financial assets at fair value through profit or loss	13	Price Based	Price	23.51		100.87

Available-for-Sale investment securities	9	Price Based	Price	93.76		93.76
	6	Collateral Based	Factor of Collateral Realization	42%		65%
	2	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	31	Agreed Buyout Consideration	Share of Proceeds Calculation	n/a		n/a

Interest Rate Derivatives	7	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	1,000	bps	1,000	bps
	1	Discounted Cash Flows - Internal Model for CVA/DVA	Constant Maturity Swap correlation between different tenors (e.g. 2yr 10 yrs)	67.79%		90.00%
	3	Discounted Cash Flows	FX pair correlation	-50.00%		94,64%

Other Derivatives	(4)	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	322	bps	505	bps

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in the correlation inputs (e.g. the degree of correlation between two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors. Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value. The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Within other derivatives are derivatives whose valuation is dependent on an FX pair correlation or on the volatility of an index. A reasonable increase in the correlation or the volatility of the index would not result in a material change in the financial instruments fair value for the Group.

For loans and advances to customers which the Group has elected the fair value option for the year 2015, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

Notes to the Financial Statements

Group

NOTE 18:         Acquisitions, disposals and other capital transactions

Sale of Finansbank

On 15 June 2016, the Group disposed of Finansbank A.Ş. to Qatar National Bank S.A.Q. (“QNB”). The consideration was €2,750 million. The transaction includes the transfer of NBG’s 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatırım Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. In addition, QNB repaid the $910 million of subordinated debt that NBG had extended to Finansbank.

Analysis of assets and liabilities over which control was lost

Analysis of assets and liabilities over which control was lost	Period ended 30 June 2016
Assets
Cash and balances with central banks	3,663
Due from other banks	168
Trading securities	24
Derivative financial instruments	1,375
Loans and advances to customers	18,875
Investment securities	3,152
Deferred tax assets	28
Other assets	373
Total assets	27,658

Liabilities
Due to other banks	3,090
Derivative financial instruments	646
Due to customers	15,312
Debt securities in issue	1,547
Other borrowed funds	3,039
Retirement benefit obligations	44
Current income taxes	20
Other liabilities	1,200
Total liabilities	24,898

Net Assets disposed of	2,760

Loss on disposal of Finansbank	Period ended 30 June 2016

Consideration received less costs to sell	2,730
Net Assets disposed of	(2,760)
Non-controlling interests	10
Cumulative exchange loss in respect of the net assets of Finansbank reclassified from equity to profit or loss	(2,742)
Cumulative gain on available-for-sale financial assets of Finansbank reclassified from equity to profit or loss	10
Cumulative loss of cash flow hedging of derivatives of Finansbank reclassified from equity to profit or loss	(25)
Cumulative loss of hedging of net investment in Finansbank reclassified from equity to profit or loss	(338)
Loss on disposal	(3,114)

The loss on disposal is included in the loss for the period from discontinued operations (see Note 8).

Net cash inflow on disposal of Finansbank	Period ended 30 June 2016

Consideration received in cash and cash equivalents less costs to sell	2,730
Less: Cash and cash equivalent balances disposed of	(710)
Net consideration	2,020
Repayment by QNB of subordinated debt that NBG had extended to Finansbank	828
Net cash inflow	2,848

Sale of NBGI Private Equity Funds

On 30 September 2016, the Group disposed of its interests in eleven Limited Partnerships held directly or indirectly by NBG and managed by NBGI PE Limited to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The consideration was €288 million.

Notes to the Financial Statements

Group

Analysis of assets and liabilities over which control was lost	Period ended 30 September 2016
Assets
Due from other banks	113
Investment securities	50
Investment property	159
Investments in associates	46
Goodwill	20
Property, plant and equipment	101
Other assets	112
Total assets	601

Liabilities
Other liabilities	324
Total liabilities	324

Net Assets disposed of	277

Loss on disposal of NBGI PE Funds	Period ended 30 September 2016

Consideration received less costs to sell	277
Net Assets disposed of	(277)
Cumulative exchange gain in respect of the net assets of NBGI PE Funds reclassified from equity to profit or loss	35
Cumulative gain on available-for-sale financial assets of NBGI PE Funds reclassified from equity to profit or loss	9
Gain on disposal	44

Net cash inflow on disposal of NBGI PE Funds	Period ended 30 September 2016

Consideration received in cash and cash equivalents less costs to sell	277
Less: Cash and cash equivalent balances disposed of	(113)
Net cash inflow	164

Other transactions

On 4 January 2016 the disposal of the Group’s joint venture company UBB-AIG Insurance Company AD for a consideration of €2 million was completed.

On 16 June 2016, the Bank established in Bulgaria a limited liability company, Bankteco EOOD, a wholly owned subsidiary. The capital contributed amounted to BGN 200 thousand.

NOTE 19:         Group companies

NBG Pangaea REIC is a subsidiary of the NBG Group although the Group owns a 32.66% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of NBG Pangaea REIC, which have the power to direct the relevant activities of NBG Pangaea REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of NBG Pangaea REIC unilaterally and hence the Group has control over NBG Pangaea REIC.

		Tax years	Group
Subsidiaries	Country	unaudited	30.09.2016	31.12.2015

National Securities S.A.	Greece	2009-2015	100.00%	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2015	100.00%	100.00%
Ethniki Leasing S.A.	Greece	2010-2015	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2015	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2010-2015	100.00%	100.00%
NBG Bancassurance S.A.	Greece	2010-2015	100.00%	100.00%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2015	100.00%	100.00%
Ethniki Hellenic General Insurance S.A.	Greece	2010-2015	100.00%	100.00%
Audatex Hellas S.A.(2)	Greece	2010-2015	70.00%	70.00%
National Insurance Brokers S.A.	Greece	2010-2015	95.00%	95.00%
ASTIR Palace Vouliagmenis S.A. (3)	Greece	2006-2015	85.35%	85.35%
ASTIR Marina Vouliagmenis S.A.(3)	Greece	2013-2015	85.35%	85.35%
Grand Hotel Summer Palace S.A.	Greece	2010-2015	100.00%	100.00%
NBG Training Center S.A.	Greece	2010-2015	100.00%	100.00%

Notes to the Financial Statements

Group

		Tax years	Group
Subsidiaries	Country	unaudited	30.09.2016	31.12.2015
KADMOS S.A.	Greece	2010-2015	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2015	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2015	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2015	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2015	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2015	100.00%	100.00%
Ethniki Factors S.A.	Greece	2010-2015	100.00%	100.00%
NBG Pangaea REIC	Greece	2010-2015	32.66%	32.66%
Karela S.A.(5)	Greece	—	—	32.66%
FB Insurance Agency Inc (2)	Greece	2012-2015	99.00%	99.00%
Probank M.F.M.C	Greece	2010-2015	100.00%	100.00%
Profinance S.A.(2)	Greece	2010-2015	100.00%	100.00%
Probank Leasing S.A.	Greece	2009-2015	84.71%	84.71%
NBG Insurance Brokers S.A.	Greece	2010-2015	99.98%	99.98%
Finansbank A.S. (4)	Turkey	—	—	99.81%
Finans Finansal Kiralama A.S. (Finans Leasing) (4)	Turkey	—	—	98.78%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (4)	Turkey	—	—	99.81%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (4)	Turkey	—	—	99.81%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (4)	Turkey	—	—	99.81%
Finans Faktoring Hizmetleri A.S. (Finans Factoring) (4)	Turkey	—	—	99.81%
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance) (4)	Turkey	—	—	50.90%
Hemenal Finansman A.S.(ex PSA Finansman A.S.)(4)	Turkey	—	—	99.81%
NBG Malta Holdings Ltd	Malta	2006-2015	100.00%	100.00%
NBG Bank Malta Ltd	Malta	2005-2015	100.00%	100.00%
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2014-2015	99.91%	99.91%
UBB Asset Management Inc.	Bulgaria	2011-2015	99.92%	99.92%
UBB Insurance Broker A.D.	Bulgaria	2011-2015	99.93%	99.93%
UBB Factoring E.O.O.D.	Bulgaria	2011-2015	99.91%	99.91%
Interlease E.A.D., Sofia	Bulgaria	2010-2015	100.00%	100.00%
Interlease Auto E.A.D.	Bulgaria	2010-2015	100.00%	100.00%
Hotel Perun — Bansko E.O.O.D.	Bulgaria	2012-2015	100.00%	100.00%
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2015	100.00%	100.00%
Bankteco E.O.O.D.	Bulgaria	—	100.00%	—
NBG Securities Romania S.A.(1)	Romania	—	—	100.00%
Banca Romaneasca S.A.	Romania	2011-2015	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2011-2015	99.33%	99.33%
S.C. Garanta Asigurari S.A.	Romania	2003-2015	94.96%	94.96%
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2015	100.00%	100.00%
Egnatia Properties S.A.	Romania	2011-2015	32.66%	32.66%
Vojvodjanska Banka a.d. Novi Sad	Serbia	2010-2015	100.00%	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2015	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2015	100.00%	100.00%
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014-2015	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2010-2015	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2015	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%
NBG Management Services Ltd	Cyprus	2011-2015	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2015	100.00%	100.00%
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2015	100.00%	100.00%
National Insurance Agents & Consultants Ltd	Cyprus	2008-2015	100.00%	100.00%
Quadratix Ltd	Cyprus	—	32.66%	32.66%
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2015	99.81%	99.79%
NBG Asset Management Luxemburg S.A.	Luxembourg	2015	100.00%	100.00%
NBG International Ltd	U.K.	2003-2015	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2003-2015	100.00%	100.00%
NBG Finance Plc	U.K.	2003-2015	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2015	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2015	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%
NBGI Private Equity Funds(6)	U.K.	—	—	100.00%
Titlos Plc (Special Purpose Entity)	U.K.	2015	—	—
Spiti Plc (Special Purpose Entity) (2)	U.K.	2014-2015	—	—
Autokinito Plc (Special Purpose Entity) (2)	U.K.	2014-2015	—	—
Agorazo Plc (Special Purpose Entity) (2)	U.K.	2014-2015	—	—
SINEPIA Designated Activity Company (Special Purpose Entity)	Ireland	—	—	—
NBGΙ Private Equity S.A.S.	France	2008-2015	100.00%	100.00%
NBG International Holdings B.V.	The Netherlands	2015	100.00%	100.00%
Nash S.r.L.	Italy	2011-2015	32.66%	32.66%
Fondo Picasso	Italy	2011-2015	32.66%	32.66%
Banka NBG Albania Sh.a.	Albania	2013-2015	100.00%	100.00%

(1) Company  liquidated in January 2016.

(2) Companies under liquidation.

(3) ASTIR Palace Vouliagmenis S.A. and ASTIR Marina Vouliagmenis S.A. have been reclassified to non-current assets held for sale and disposed of on 27 October 2016 (see Note 8).

(4) The transfer of the Group’s entire stake in Finansbank and it’s subsidiaries to Qatar National Bank S.A.Q. (“QNB”), was completed on 15 June 2016.

(5) On 28 July 2016, the merger by absorption of the company KARELA S.A. by its parent entity NBG PANGAEA REIC was completed in accordance with the decision No. 80578/28.07.2016 of the Ministry of Economy, Development and Tourism which was registered on the same day with the General Commercial Register of the abovementioned Ministry.

(6) The transfer of the Group’s interests in NBGI Private Equity Funds, was completed on 30 September 2016.

Notes to the Financial Statements

Group

The Group’s and Bank’s equity method investments are as follows:

			Group
	Country	Tax years unaudited	30.09.2016	31.12.2015

Social Securities Funds Management S.A.	Greece	2010-2015	20.00%	20.00%
Larco S.A.	Greece	2009-2015	33.36%	33.36%
Eviop Tempo S.A.	Greece	2011-2015	21.21%	21.21%
Teiresias S.A.	Greece	2010-2015	39.93%	39.93%
Hellenic Spinning Mills of Pella S.A.(1)	Greece	—	20.89%	20.89%
Planet S.A.	Greece	2009-2015	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2015	21.83%	21.83%
SATO S.A.	Greece	2006-2015	23.74%	23.74%
Olganos S.A.	Greece	2014-2015	33.60%	33.60%
Bantas A.S. (Cash transfers and Security Services)(3)	Turkey	—	—	33.27%
Cigna Finans Pension(3)	Turkey	—	—	48.91%
UBB AIG Insurance Company A.D.(2)	Bulgaria	—	—	59.97%
UBB Metlife Life Insurance Company A.D.	Bulgaria	2011-2015	59.97%	59.97%
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	2011-2015	19.98%	19.98%

(1) Under liquidation

(2) The UBB AIG Insurance Company A.D. disposal was completed on January 2016.

(3) The transfer of the Group’s entire stake in Finansbank  to  Qatar National Bank S.A.Q. (“QNB”), was completed on 15 June 2016.

NOTE 20:         Events after the reporting period

On 18 October 2016, the Romanian parliament passed a law that allows borrowers to convert their CHF-denominated loans into local currency ‘RON’ using the exchange rate applicable at the date of the loan origination. This law has not come into effect yet. The Constitutional Court is currently reviewing its constitutionality, following the relevant request by the Government, which claims that the law should be applied to borrowers-individuals with CHF loans of up to equivalent of €150 thousand and debt of over 50% of their net income. A decision is expected by the end of November 2016 and therefore the Group is not yet able to assess the potential impact.

Other events after the reporting period are disclosed in Notes 2.2, 8 και 11.

NOTE 21:         Reclassification of financial assets

In 2015, the Group reclassified certain available-for-sale securities as loans-and-receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity. On 30 September 2016, the carrying amount and fair value of the reclassified bonds which are still held by the Group is €533 million and €603 million respectively. During the period ended 30 September 2016, the Group recognised interest income of €54 million and loss charged in the income statement of €32 million. Had these securities not been reclassified, other comprehensive income of the Group, net of tax, for the period ended 30 September 2016, would have been lower by €30 million.

In 2010, the Group reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 30 September 2016, the carrying amount of the securities reclassified in 2010 and still held by the Group is €1,009 million. The fair value of these securities on 30 September 2016, is €252 million. During the period ended 30 September 2016, the Group recognized interest income of €11 million and gain in the income statement of €71 million. Had these securities not been reclassified, the other comprehensive income, net of tax, for the period ended 30 September 2016 would have been lower by €18 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: November 24th, 2016

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 24th, 2016

Director, Financial Division